

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2023

Gerald Quirk
Chief Legal Officer
Syros Pharmaceuticals, Inc.
35 Cambridge Park Drive, 4th Floor
Cambridge, MA 02140

  Re: Syros Pharmaceuticals, Inc.
    Registration Statement on Form S-3
    Filed April 6, 2023
    File No. 333-271160

Dear Gerald Quirk:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jimmy McNamara at 202-551-7349 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Cynthia T. Mazareas